November 20, 2019

Richard Sneider
Chief Financial Officer
Kopin Corporation
125 North Drive
Westborough, MA 01581-3335

       Re: Kopin Corporation
           Form 10-K for Fiscal Year Ended December 29, 2018
           Filed March 14, 2019
           File No. 000-19882

Dear Mr. Sneider:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing